EXHIBIT 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to March 22, 2021

March 11, 2021

Ferguson plc (“Company”)

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (“PDMRs”) IN ORDINARY SHARES OF 10p EACH IN THE COMPANY (“Shares”)

As announced on March 8, 2021, the Company terminated its American Depositary Receipt program in connection with the additional US listing of its ordinary shares on the New York Stock Exchange.

This notification relates to those PDMRs who previously held ADSs which represented one-tenth of an ordinary share in the capital of Ferguson plc. The ADSs were mandatorily exchanged for nil consideration at a ratio of 10 ADSs to 1 ordinary share on March 8, 2021. This is a notifiable transaction and does not involve any disposal of such interests. Fractional share entitlements arising in connection with such exchange will shortly be sold in the market and an appropriate notification made in due course.

The attached notifications, which have been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provide further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Murphy
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADS) in Ferguson plc. ISIN: US31502A3032
b)	Nature of the transaction	Automatic mandatory exchange of 18,952 American Depositary Shares (ADS) for 1,895 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	18,952 ADS converting into 1,895 ordinary shares

d)	Aggregated information • Aggregated volume • Price	N/A single transaction
e)	Date of the transaction	2021-03-08; UTC time
f)	Place of the transaction	New York and London

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Brundage
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADS) in Ferguson plc. ISIN: US31502A3032
b)	Nature of the transaction	Automatic mandatory exchange of 8,946 American Depositary Shares (ADS) for 894 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	8,946 ADS converting into 894 ordinary shares

d)	Aggregated information • Aggregated volume • Price	N/A single transaction
e)	Date of the transaction	2021-03-08; UTC time
f)	Place of the transaction	New York and London

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Thomas Schmitt
2	Reason for the notification
a)	Position/status	Non Executive Director
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADS) in Ferguson plc. ISIN: US31502A3032
b)	Nature of the transaction	Automatic mandatory exchange of 13,500 American Depositary Shares (ADS) for 1,350 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	13,500 ADS converting into 1,350 ordinary shares

d)	Aggregated information • Aggregated volume • Price	N/A single transaction
e)	Date of the transaction	2021-03-08; UTC time
f)	Place of the transaction	New York and London

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Brooks
2	Reason for the notification
a)	Position/status	Chief Marketing Officer, USA
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADS) in Ferguson plc. ISIN: US31502A3032
b)	Nature of the transaction

1.  Automatic mandatory exchange of 6,025 American Depositary Shares (ADS) for 602 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

2.  Automatic mandatory exchange of 190 American Depositary Shares (ADS) for 19 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

c)	Price(s) and volume(s)	1.
		Price(s)	Volume(s)
		Nil consideration	6,025 ADS converting into 602 ordinary shares

2.
		Price(s)	Volume(s)
		Nil consideration	190 ADS converting into 19 ordinary shares

d)	Aggregated information • Aggregated volume • Price	6,215 ADS converting into 621 ordinary shares Nil consideration
e)	Date of the transaction	2021-03-08; UTC time
f)	Place of the transaction	New York and London

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Devine
2	Reason for the notification
a)	Position/status	Senior Vice President of Sales
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADS) in Ferguson plc. ISIN: US31502A3032
b)	Nature of the transaction	Automatic mandatory exchange of 12,795 American Depositary Shares (ADS) for 1,279 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	12,795 ADS converting into 1,279 ordinary shares

d)	Aggregated information • Aggregated volume • Price	N/A single transaction
e)	Date of the transaction	2021-03-08; UTC time
f)	Place of the transaction	New York and London

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alex Hutcherson
2	Reason for the notification
a)	Position/status	Chief Operating Officer, USA
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADS) in Ferguson plc. ISIN: US31502A3032
b)	Nature of the transaction	Automatic mandatory exchange of 14,544 American Depositary Shares (ADS) for 1,454 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	14,544 ADS converting into 1,454 ordinary shares

d)	Aggregated information • Aggregated volume • Price	N/A single transaction
e)	Date of the transaction	2021-03-08; UTC time
f)	Place of the transaction	New York and London

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Thees
2	Reason for the notification
a)	Position/status	Senior Vice President, Business and National Accounts
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADS) in Ferguson plc. ISIN: US31502A3032
b)	Nature of the transaction	Automatic mandatory exchange of 11,137 American Depositary Shares (ADS) for 1,113 ordinary shares for nil consideration where 10 ADSs represented 1 ordinary share

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	11,137 ADS converting into 1,113 ordinary shares

d)	Aggregated information • Aggregated volume • Price	N/A single transaction
e)	Date of the transaction	2021-03-08; UTC time
f)	Place of the transaction	New York and London

Enquiries:

Graham Middlemiss, Group Company Secretary

(+44 (0) 118 927 3800)

March 11, 2021

March 12, 2021

Ferguson plc (“Company”)

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (“PDMRs”) IN ORDINARY SHARES OF 10p EACH IN THE COMPANY (“Shares”)

Further to the notification made on March 11, 2021, this notification relates to a PDMR who has disposed of fractional ordinary shares as a result of the mandatory exchange of ADSs to ordinary shares.

The attached notification, which has been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provides further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Murphy
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$122.7915	0.2
USD - United States Dollar

d)	Aggregated information • Aggregated volume • Price	N/A $24.56
e)	Date of the transaction	2021-03-09; UTC time
f)	Place of the transaction	New York Stock Exchange

Enquiries:

Graham Middlemiss, Group Company Secretary

(+44 (0) 118 927 3800)

March 12, 2021

March 15, 2021

Ferguson plc (“Company”)

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (“PDMRs”) IN ORDINARY SHARES OF 10p EACH IN THE COMPANY (“Shares”)

Further to the notification made on March 11, 2021, this notification relates to PDMRs who have disposed of fractional ordinary shares as a result of the mandatory exchange of ADSs to ordinary shares.

The attached notifications, which have been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provide further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Brundage
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$120.6245	0.6532
USD - United States Dollar

d)	Aggregated information • Aggregated volume • Price	N/A $78.79
e)	Date of the transaction	2021-03-10; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Brooks
2	Reason for the notification
a)	Position/status	Chief Marketing Officer, USA
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$120.6245	0.5465
USD - United States Dollar

d)	Aggregated information • Aggregated volume • Price	N/A $65.92

e)	Date of the transaction	2021-03-10; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Cross
2	Reason for the notification
a)	Position/status	Senior Vice President
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$120.6245	0.036
USD - United States Dollar
d)	Aggregated information • Aggregated volume • Price	N/A $4.34
e)	Date of the transaction	2021-03-10; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Devine
2	Reason for the notification
a)	Position/status	Senior Vice President of Sales
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$120.6245	0.5808
USD - United States Dollar
d)	Aggregated information • Aggregated volume • Price	N/A $70.06
e)	Date of the transaction	2021-03-10; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alex Hutcherson
2	Reason for the notification

a)	Position/status	Chief Operating Officer, USA
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$120.6245	0.4915
USD - United States Dollar
d)	Aggregated information • Aggregated volume • Price	N/A $59.29
e)	Date of the transaction	2021-03-10; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Thees
2	Reason for the notification
a)	Position/status	Senior Vice President, Business and National Accounts
b)	Initial/Amendment notification	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$120.6245	0.7318
USD - United States Dollar
d)	Aggregated information • Aggregated volume • Price	N/A $88.27
e)	Date of the transaction	2021-03-10; UTC time
f)	Place of the transaction	New York Stock Exchange

Enquiries:

Graham Middlemiss, Group Company Secretary

(+44 (0) 118 927 3800)

March 15, 2021

March 22, 2021

Ferguson plc (“Company”)

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (“PDMRs”) IN ORDINARY SHARES OF 10p EACH IN THE COMPANY (“Shares”)

Further to the notification made on March 11, 2021, this notification relates to a PDMR who has disposed of fractional ordinary shares as a result of the mandatory exchange of ADSs to ordinary shares.

The attached notification, which has been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provides further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Brooks
2	Reason for the notification
a)	Position/status	Chief Marketing Officer, USA
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	Disposal of fractional share entitlement arising from automatic mandatory exchange of ADSs for ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$125.7521	0.0721
USD - United States Dollar
d)	Aggregated information — Aggregated volume — Price	N/A $9.07
e)	Date of the transaction	2021-03-17; UTC time
f)	Place of the transaction	New York Stock Exchange

Enquiries:

Graham Middlemiss, Group Company Secretary

(+44 (0) 118 927 3800)

March 22, 2021